Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

07024812

June 19, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

Man Group plc
19 June 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 18 June 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$32.37.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+3.55%
Last 12 months	+5.3%
Annualised return since inception	+13.1%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc

Annual Report and Accounts for the year ended 31 March 2007 and documentation for the AGM to be held on 12 July 2007.

Copies of the above documents have been submitted to the UK Listing Authority, and are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone 020 7676 1000

Enquiries
Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin 020 7653 6620
Paul Downes
Lachlan Johnston

This notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) and (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

On 18th June 2007 the following share transaction was completed by Stanley Fink. Man Group plc was informed of all the transactions on that date.

Exercise of options under the Approved and Unapproved parts of the Man Group Executive Share Option Scheme 2001 as follows:

Unapproved 2001 options over 454,296 ordinary shares at 1.540833 pence per share
Approved 2002 options over 18,828 ordinary shares at 159.3333 pence per share
Unapproved 2002 options over 420,504 ordinary shares at 159.3333 pence per share
Unapproved 2003 options over 347,688 ordinary shares at 212.8333 pence per share

Total options exercised over 1,241,316 shares.

Following the above transaction Stanley Fink is deemed to be interested in a total of 25,311,364 Man Group plc ordinary shares, representing approximately 1.298 % of the Company's issued share capital.

END